Exhibit (a)(5)(B)

Resolution of the Corporate practices, nominations and compensation committee during the meeting held on November 9, 2021.

Resolution of the Corporate Practices, Nominations and Compensation Committee

"The Corporate Practices, Nominating and Compensation Committee, based on the opinions of our independent outside counsel, Ritch, Mueller y Nicolau, S.C. and Cleary Gottlieb Steen & Hamilton LLP, as well as the financial opinion of Morgan Stanley & Co. LLC, on the share price, considers that the Offer Price established by the Offerors is fair from a financial point of view to Banco Santander México. S.A.’s shareholders.

This Committee proposes that the Board of Directors of the Company remain neutral and not make any recommendation to the shareholders with respect to the offer. This Committee believes that the Board of Directors should leave the decision to participate in the offer to the discretion of each shareholder of the Company.”